SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact - 03/18

2017 Financial Statements

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed at B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), pursuant to the provisions of CVM Instruction No. 358/02, hereby announces to its shareholders and to the market in general, complementing its Notices to the Market No. 26/17 and 29/17, released by the Company on November 14 and 24, 2017, respectively, that even though it continues to make progresses in the necessary evaluations of accounting value and classification of a certain investment made by Araucária TPP, indirect subsidiary of the Company (“UEGA”), as already disclosed in Note 1 of the Quarterly Earnings Release (QER) for the quarter ended on September 30, 2017, which was released on November 29, 2017 (“3Q17 QER”), the details of these evaluations extended the work schedule, thus the 2017 financial statements were not concluded, therefore, the Management’s Report (“MR”) and the Financial Statements (“FS”) for the year ended on December 31, 2017 will not be filed at CVM within the legal term.

As reported in the 3Q17 QER, the Company hired specialists and carried out an independent internal investigation to evaluate the investment made by UEGA, which is still under progress. The Company’s Management reinforces that it believes that the impacts on the FS are restricted to UEGA, but with eventual effects on the consolidated FS. Nevertheless, until the conclusion of the works, it is not possible to reach a conclusion on the need for any adjustments to the FS.

In view of the foregoing, the Company issued today a new Calendar of Corporate Events, including the new dates scheduled (i) to file the FS and the MR, (ii) to hold the 2017 earnings call conference, and (iii) to hold the Annual Shareholders’ Meeting, among other related events. The Calendar of Corporate Events can be accessed here (http://ir.copel.com/enu/9560/Events%20Calendar%202018.pdf).

Copel will continue to use its best efforts to conclude the preparation of the FS as soon as possible, endorsing its background of compliance with the rules on periodic and occasional information.

Curitiba, March 23, 2018.

Adriano Rudek de Moura

CFO and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 23, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.